CHENIERE CORPUS CHRISTI HOLDINGS, LLC

700 Milam Street, Suite 1900

Houston, Texas 77002

September 22, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3561

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	Registration Statement on Form S-4 (No. 333-239860) of Cheniere Corpus Christi Holdings, LLC

Dear Ms. Majmudar:

On behalf of Cheniere Corpus Christi Holdings, LLC, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Washington, D.C. time, on September 24, 2020, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours, CHENIERE CORPUS CHRISTI HOLDINGS, LLC

By:	/s/ Zach Davis
Zach Davis
President and Chief Financial Officer

Signature Page to Acceleration Request